EXHIBIT 99.1

News Release

Rosetta Genomics Secures Medicare Reimbursement Pricing for miRview® mets2

Pricing commensurate with the assay’s clinical value and consistent with other high-value, clinical assays

PHILADELPHIA and REHOVOT, Israel (June 19, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced that the designated Medicare Administrative Contractor (“MAC”) for the Company’s miRview® mets² assay has determined the assay to be reasonable and necessary for the diagnosis of cancers of unknown origin in a specified setting and has established a reimbursement rate for the assay. The coverage decision can be found at the following link: https://www.novitas-solutions.com/bulletins/all/news-06152012.html. The miRview® mets2 assay accurately identifies the primary tumor of origin in primary and metastatic cancer including Cancer of Unknown or Uncertain Primary (“CUP”).

“This is another critical commercial milestone for Rosetta Genomics as equitable reimbursement is one of the key drivers for clinical and commercial adoption of the technology. We are pleased with the coverage and the reimbursement amount that the designated MAC has established. The reimbursement amount is commensurate with the clinical value of miRview® mets² and is consistent with assays of similarly high clinical value,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “New tumor specific and molecularly-targeted oncology drugs are driving the need for accurate identification and classification of tumor types in order to optimize treatment and improve patient outcomes. With approximately 180,000-220,000 CUP patients per year in the U.S., this represents a large market opportunity for Rosetta Genomics.”

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets² accurately identifies the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® kidney accurately classifies the four most common kidney tumors: Clear Cell Renal Cell Carcinoma (RCC), Papillary RCC, Chromophobe RCC and Oncocytoma. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso, 54,000 from miRview® kidney and more than 1 million patients worldwide from miRview® lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company's miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to equitable reimbursement being one of the key drivers for clinical and commercial adoption of the technology and the potential market opportunity for Rosetta’s tests, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; Rosetta's ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; Rosetta's ability to obtain a formal agreement for Medicare coverage and to maintain an equitable reimbursement valuation; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; Rosetta's ability to successfully market its products and services; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ltd. Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: LHA Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com @LHA_IR_PR

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